Exhibit 12.1

W&T Offshore, Inc.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2016		2015		2014		2013	2012
	(in thousands except ratios)
	(unaudited)

Income (loss) before income taxes	$(292,396)		$(1,247,702)		$(16,120)		$80,096	$119,531
Add: Fixed charges	93,063		104,870		87,193		85,902	63,441
Add: Amortization of capitalized interest	5,207		40,158		4,538		4,380	1,526
Less: Capitalized Interest	(520)		(7,256)		(8,526)		(10,058)	(13,274)
Earnings before fixed charges	$(194,646)		$(1,109,930)		$67,085		$160,320	$171,224

Fixed Charges:
Interest expense, net of capitalized interest	$92,271		$97,336		$78,396		$75,581	$49,994
Capitalized interest	520		7,256		8,526		10,058	13,274
Portion of rental expense representative of an interest factor	272		278		271		263	173
Total fixed charges	$93,063		$104,870		$87,193		$85,902	$63,441

Ratio of earnings to fixed charges	N/A	(1)	N/A	(2)	N/A	(3)	1.9	2.7

(1) The ratio was not meaningful.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2016 by $287.7 million, which included a ceiling test write-down of oil and gas properties of $279.1 million and a gain on exchange of debt of $123.9 million.

(2) The ratio was not meaningful.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2015 by $1,214.8 million, which included a ceiling test write-down of oil and gas properties of $987.2 million.  2015 was revised to incorporate the effect of unamortized capitalized interest on the ceiling-test write down

(3) The ratio was less than one-to-one coverage.  Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by $20.1 million.